EXHIBIT 15.1

CODE OF CONDUCT AND CONFLICTS OF INTEREST POLICY FOR ALL MEMBERS OF THE BOARDS OF DIRECTORS OF

MIDWEST HOLDING INC. AND AMERICAN LIFE & SECURITY CORP.

As Revised March 14, 2022

The directors of each of Midwest Holding Inc. and American Life & Security Corp. (together, the “Company”) adopt this Code of Conduct and Conflicts of Interest Policy (the “Directors’ Code”) to assist directors in fulfilling their duties to the Company. The directors are entrusted with responsibility to oversee management of the business and affairs of the Company. As the Company’s policymakers, the directors set the standard of conduct for all officers, employees and other agents of the Company.

The Company is committed to compliance with applicable laws and regulations and to operating in accordance with the highest standards of business conduct. In many instances, the guidelines and standards of this Directors’ Code go beyond the requirements of applicable law.

1. GUIDELINES FOR CONDUCT GENERALLY

Each director should seek to use due care in the performance of his or her duties, be loyal to the Company and act in good faith and in a manner the director reasonably believes to be in or not opposed to the best interests of the Company. A director should:

●	Use reasonable efforts to attend meetings of the respective Board of Directors (the “Board”) and committee meetings regularly;
●	Dedicate sufficient time, energy and attention to the Company to ensure diligent performance of his or her duties, including preparing for meetings and decision-making by reviewing in advance any materials distributed and making reasonable inquiries;
●	Be aware of and seek to fulfill his or her duties and responsibilities as set forth in the Company’s Articles of Incorporation, Bylaws, Code of Business Conduct and Ethics (the terms of which are incorporated herein by reference but, to the extent there is any conflict, the Directors’ Code shall take precedence) and other corporate governance guidelines; and
●	Seek to comply with all applicable laws, regulations, confidentiality obligations and corporate policies.

2. CORPORATE BUSINESS OPPORTUNITIES

Except as described elsewhere herein, a director may engage in business so long as he or she does not preempt or seize a corporate business opportunity. A corporate business opportunity is (1) an opportunity in the Company’s line of business or proposed expansion or diversification of that line of business, (2) which the Company is financially able to undertake and (3) which may be of interest to the Company. A director who learns of such a corporate business opportunity and who wishes to participate in it, directly or indirectly, should disclose the opportunity to the Board. If the Board determines that the Company does not have an actual or expected interest in the opportunity, then, and only then, may the director participate in it, provided that the director has not wrongfully utilized the Company’s resources in order to acquire the opportunity.